VIA SEDAR

To the Securities Regulatory Authorities:

RE: Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on May 2, 2013 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result
1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted.
	Ross Cory Robert Gilmore Geoffrey Handley Wayne Lenton Michael Price Steven Reid Jonathan Rubenstein Donald Shumka Paul Wright	For 456,379,819 (98.91%) 444,567,642 (96.35%) 444,820,283 (96.40%) 385,330,911 (83.51%) 447,578,429 (97.00%) 460,348,142 (99.77%) 443,336,865 (96.09%) 397,134,967 (86.07%) 460,461,567 (99.80%)	Withheld 5,011,716 (1.09%) 16,823,865 (3.65%) 16,571,224 (3.60%) 76,060,536 (16.49%) 13,813,078 (3.00%) 1,043,365 (0.23%) 18,054,642 (3.91%) 64,256,540 (13.93%) 937,440 (0.20%)
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted.
		For 492,178,900 (99.48%)	Withhold 2,561,341 (0.52%)
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted.
		For 493,124,144 (99.67%)	Against 1,619,617 (0.33%)

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Executive Vice President, Administration and Corporate Secretary